AMENDMENT TO

management AGREEMENT

This amendment is made to the Management Agreement between Christopher Weil & Company, Inc. (“Adviser”) and PFS Funds (the “Trust”) on behalf of the Christopher Weil & Company Core Investment Fund (the “Fund”) and shall become effective as of April 1, 2023. It is mutually understood and agreed by and between the undersigned parties to replace the existing paragraph 4 of the Management Agreement with the following new paragraph 4:

4. COMPENSATION OF THE ADVISER

 For all of the services to be rendered as provided in this Agreement, as of the last business day of each month, the Fund will pay you a fee at an annual rate of 0.75% of the average value of the daily net assets of the Fund.

The average value of the daily net assets of the Fund shall be determined pursuant to the applicable provisions of the Agreement and Declaration of Trust or a resolution of the Board of Trustees, if required. If, pursuant to such provisions, the determination of net asset value of the Fund is suspended for any particular business day, then for the purposes of this paragraph, the value of the net assets of the Fund as last determined shall be deemed to be the value of the net assets as of the close of the business day, or as of such other time as the value of the Fund’s net assets may lawfully be determined, on that day. If the determination of the net asset value of the Fund has been suspended for a period including such month, your compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month).

PFS Funds                                                        Christopher Weil & Company, Inc.

By: /s/ Jeffrey R. Provence                            By: /s/ John Wells

Print Name: Jeffrey R. Provence                  Print Name: John Wells

Title: Trustee, Secretary and Treasurer    Title: President & CEO

Date: 3/27/2023                                                Date: 3/27/23